Michael J. Wood Vice President, Chief Accounting Officer 781.522.5833 781.522.6411 fax	Raytheon Company 870 Winter Street Waltham, Massachusetts 02451-1449 USA

October 26, 2009

Via EDGAR Filing and U.S. Mail

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington, DC 20549

RE:	Raytheon Company Form 10-K for the Fiscal Year Ended December 31, 2008 and
Form 10-Q for the Quarter Ended June 28, 2009
File No. 001-13699

Dear Mr. Shenk:

Reference is made to the letter dated September 3, 2009 from you (the “Letter”) to Raytheon Company (“Raytheon” or “the Company”) which sets forth comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the quarter ended June 28, 2009. In response to the Letter, the Company submits the following responses for the Staff’s consideration. For your convenience, we have set forth below the text of the comments contained in the Letter, followed by our responses.

Comment 1:

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis, page 31

Consolidated Results of Operations, page 41

1.	We note your response to our prior comment 1. We acknowledge that your proposed expanded disclosure provides additional information regarding the underlying reasons for the changes in volume and program performance. However, we still believe further detail and elaboration regarding the reasons for the changes is needed. For example, under Integrated Defense Systems, you state that the decrease in operating income in the first six months of 2009 was partially due to positive program performance adjustments in 2008, which were due to lower estimated costs at completion driven by achieved material and labor efficiencies. However, you do not explain whether the efficiencies were a result of usage or price/rates efficiencies or a combination thereof. Additionally, while you discuss certain factors to which changes are attributable, you do not quantify some of these factors. For example, under Integrated Defense systems you state that the decrease in Operating income of $27 million in the first six months of 2009 was primarily due to a change in contract mix and various positive program performance adjustments in 2008, partially offset by the increase in volume discussed above, you do not quantify the change related to the individual factors. In future filings please ensure that all material factors are analyzed and quantified to the extent practicable. Please provide us with a copy of your intended revised disclosure.

Raytheon Company

File No. 001-13699

October 26, 2009

Response:

We acknowledge your comment and, as requested, we will provide additional discussion and quantification of the underlying reasons for the changes in volume and program performance. We have added such discussion and quantification for the changes in volume and program performance in the MD&A in our Form 10-Q for the quarter ended September 27, 2009 (the “Third Quarter 2009 10-Q”), which we filed with the Commission on October 22, 2009 and will continue to provide such information in future filings. We believe our additional disclosures could better enable investors to view our results of operations through the eyes of management.

Comment 2:

2.	We note your response to our prior comment 2. However, we believe that in order to be able to properly discuss and analyze operating margin you would need to have understood and analyzed its components, including costs of sales. Additionally, we note the following factors that appear to indicate to us that you collect, review and analyze information regarding costs of sales:

•

In your response, you state that the 2008 program performance adjustments reflected lower estimated costs at completion driven by achieved material and labor efficiencies. In order to determine that there were material and labor cost efficiencies, it appears to us that one must identify, monitor and track estimated/standard costs and actual costs incurred.

•

You state in your filing that given that you are primarily a government contractor, this subjects you to extensive regulations and requirements of U.S. government agencies including but not limited to routine audit and investigations of contract pricing and costs among other areas. This appears to imply that detailed records of costs incurred and billed must be maintained in order to satisfy government audit requirements.

•

For your contracts with the government that are cost reimbursement contracts, it appears to us that in order to request for reimbursement of cost incurred, one must track and maintain detail records of cost incurred. Further given that certain cost are allowable for reimbursement and others are not, it appears to us that the records of cost incurred must be of a level of detail that would allow one to segregate the costs between allowable and unallowable.

•

You recognize revenue using a percentage of completion method. Further you use the cost-to-cost measure of progress, which utilizes the ratio of costs incurred to date to the total estimated costs to complete the contract, to determine progress towards completion. Under this method incurring costs triggers revenue recognition, as such, it appears to us that costs would be tracked and analyzed carefully.

Based on the above, we do not understand your assertion that you do not collect, review, or analyze information regarding costs of sales. Additionally, the fact that management does not focus on costs of sales does not alleviate you from your obligation to investors to provide meaningful insight into the results of operations which includes discussion and analyzing the changes in

Raytheon Company

File No. 001-13699

October 26, 2009

costs of sales. As such we reissue our prior comment. In future filings please quantify, discuss and analyze the changes in costs of sales both in the aggregate and for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of gross margin and operating margin, respectively. Also, in future filings please revise to address the significant components of costs of sales, such as labor, materials, or any other components to the extent material. Please provide us with a copy of your intended revised disclosure.

Response:

As we discussed in our previous responses and as you noted in your question, we do collect a significant amount of data on costs. For the reasons you outline in your question, we regularly analyze this data on a contract-by-contract basis. We also regularly analyze total operating expenses by segment and on a total Company basis (via our analysis of operating income). However, we do not regularly break out cost of sales as a separate item in our internal analysis of financial performance since it is difficult to understand changes in cost of sales unless we discuss such changes in the context of total operating expenses related to specific contract activities (similar to our volume discussions in the context of net sales).

Because our revenue is driven by both cost of sales and other costs, we believe disclosing total operating expenses in addition to operating income could better enable investors to understand our results of operations and the relationship between operating expenses and revenues in our business. We have added such enhanced disclosures in the MD&A in our Third Quarter 2009 10-Q and will continue to provide such information in future filings. We have also revised our discussion of consolidated results of operations. We believe our additional disclosures, in combination with the additional discussion and quantification of the underlying reasons for the changes in volume and program performance, could better enable investors to view our results of operations through the eyes of management.

Comment 3:

Form 10-Q for the quarter ended June 28, 2009

Item 1. Consolidated Financial Statements

Consolidated Statements of Cash Flows

3.	We note that you have a reconciling item titled “Net income attributable to noncontrolling interest” to reconcile net income to cash provided by operating activities. Given that you properly begin your cash flow statement with net income rather than net income attributable to Raytheon Company, please tell us the nature of this reconciling item and the basis to include it as a reconciling item.

Response:

In our statements of cash flows prior to the adoption of the new noncontrolling interests in consolidated financial statements standard, we presented the change in minority interest as a positive adjustment to operating cash flow and reflected it in our pension and other line item. Upon adoption of this standard, we had to make an entry to eliminate this adjustment, which we reflected as a non-cash item. Our 2009 first and second quarter statements of cash flow, as filed in our respective Forms 10-Q, followed this presentation. Upon further review, we believe the more appropriate presentation would be to net both the previous change in minority interest and the adjustment to eliminate the change in minority interests, as they offset to zero. We have

Raytheon Company

File No. 001-13699

October 26, 2009

adopted that presentation in our Third Quarter 2009 10-Q. This change in presentation did not change the aggregate amounts of operating cash flow for any of the periods previously presented.

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We believe that our responses adequately address the matters referenced in your letter dated September 3, 2009. If you would like to discuss our responses or any further questions you may have, please do not hesitate to contact the Company’s Chief Financial Officer, David C. Wajsgras at 781-522-5810, or me at 781-522-5833.

Respectfully,

/s/ Michael J. Wood

Michael J. Wood

Vice President and Chief Accounting Officer

cc:	William H. Swanson

David C. Wajsgras

Jay B. Stephens